SONIC Technology Solutions Inc.
Unit #7 – 8765 Ash Street
Vancouver, BC V6P 6T3
Tel: 604-736-2552 Fax: 604-736-2558

September 19, 2007

VIA FACSIMILE: (202) 772-9366
(Original to follow by mail)

United States Securities and Exchange Commission
Washington, D.C., USA 20549

Attention: Martin F. James, Senior Assistant Chief Accountant

Dear Mr. James:

RE:	Sonic Technology Solutions Inc.
Form 20-F for the Year Ended December 31, 2006
Your File No. 000-50734

Further to your correspondence dated August 6, 2007, we are replying to your inquiries pertaining to the above mentioned file. Our replies are preceded by your questions:

Item 3. Key Information, page 4

1.

We note that throughout the filing that you restated certain fiscal years under Canadian GAAP and US GAAP related to your accounting for the determination of the fair value of common shares issued as consideration for business combination. In future filings, when you present similar restatements, clearly label the applicable columns and captions of your selected financial data as “restated” and include a footnote to the table that clearly describes the nature of the restatement or refers the reader to a section of the filing where that explanation is provided. This comment also relates to the summary of results of operation on pages 30 through 32.

Response - For future filings, if there are any similar restatements, we will label all applicable columns and captions as “restated” and include a footnote to describe the nature of the restatement or a reference to a section of the filing where such descriptions are provided.

Cash Generated by Financing Activities, page 37

2.	The disclosure that you issued the special warrants on November 9, 2006 does not appear to be consistent with statements on pages 14 and in Note 11 to the audited

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financial statements where you disclose a transaction date of December 13, 2006. Please tell us the correct date on which the transaction was consummated and revise future filing to eliminate any inconsistencies.

Response - Sonic issued special warrants which entitled the holder to convert the special warrants into common shares upon the securities being qualified under a prospectus under Canadian securities law. On November 9, 2006, the Company closed such a transaction issuing special warrants for cash. Each special warrant entitled the holder to one common share and one share purchase warrant of the Company. The special warrants were exchangeable for the underlying securities for no further consideration at the earlier of the first day the respective securities commissions in Canada receipted the final prospectus or four months from the date the special warrants were issued. On the expiry date, all special warrants would be converted in to the underlying securities. On December 13, 2006, the Company filed the final prospectus and the special warrants were converted into the underlying securities. If such disclosure is repeated in future filings, the company will clarify that the cash proceeds from the financing was received on November 9, 2006.

Item 15. Controls and Procedures, page 65

3.

We note your “Chief Executive Officer and Chief Executive Officer concluded that the [your] disclosure controls and procedures are effective in timely alerting management to material information required to be included in the [your] periodic filings with the SEC.” The language that is currently included after the words “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. In future filings, remove the additional language or revise the disclosure so that the language that appears after the word “effective: is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response - We will revise future filings in order to comply with the request to use the language that is substantially similar in all material respects to the language in Rule 12a-15(e).

Item 17. Financial Statements, page 67

Report of Independent Registered Public Accounting Firm – Staley, Okada & Partners

4.

We note that your independent auditors’ report references a balance sheet as of December 31, 2004 and the related consolidated statement of shareholders’ deficiency, operations and cash flows for the period ended December 31, 2003 even though that information is not presented in the financial statements. In future

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filings please have your auditor reissue its opinion to only opinion on the periods presented in the financial statements.

Response - We have advised our former auditors, Staley, Okada & Partners, that their reports included in future filings should refer only to the financial statements presented in such filings. They have indicated they will comply.

Notes to Consolidated Financial Statements

Note 21. Difference Between United States and Canadian Generally Accepted Accounting Principles

5.

Provide us with a detailed comparison between your accounting for the convertible debenture under Canadian GAAP and how you would have accounted for the debt instruments under US GAAP, including your compliance with SFAS 133, EITF 00-19, EITF 98-5, EITF 00-27 and related literature. Show us how these differences resulted in the reconciling items presented in this note.

Response - The accounting for the convertible debenture was briefly described in note 10 to the financial statements. The Company received proceeds of $1,000,000 in exchange of a convertible debenture with a face value of $1,000,000 and 500,000 warrants.

The convertible debenture had a 12% interest rate, maturity date of December 21, 2007 and was convertible by the holder into common shares of the company at a conversion rate of $2.00 for the first year and $2.20 for the second year. The Company could elect to redeem the debentures, in whole or part, at any time after April 22, 2006 at the conversion price. If the debentures were redeemed prior to December 22, 2006, the Company was required to pay a full year’s interest. The debentures contained a mandatory conversion feature which required the entire debenture to be converted to common shares if the 20-day weighted average price of the common shares equaled or exceeded $3.00 during the first year or $3.30 during the second year.

The warrants expire on December 21, 2007 and entitle the holder to purchase one common share at an exercise price of $2.00 per common share during the first year and $2.20 per share thereafter.

Costs incurred were $31,964.

The transaction closed on December 21, 2005.

Issuance of financial instruments

On issuance of these securities, under Canadian GAAP the Company accounted for the convertible debenture as a compound financial instrument which requires

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the company to classify the component parts separately as a liability and an equity element. As permitted under Canadian GAAP, the company attributed to the conversion option (the equity element) a value of $50,815 with the residual allocated to the liability component. The company treated the warrants as deferred financing costs; however, this amount would more appropriately have been treated as a reduction of the proceeds of the liability. The treatment of the debit related to the warrants as deferred financing costs did not materially affect any subsequent accounting for the liability component. All of the cash costs of the transaction were capitalized as deferred financing costs.

For US GAAP, while note 21(a) states that the loans were recorded at face value, this statement is incorrect. There were no reconciling adjustments made in 2005 to remove the impact of conversion option which was accounted for under Canadian GAAP within contributed surplus. Further the note is incorrect as the warrants issued were not accounted for in accordance with US GAAP. In considering these matters, we completed the following detailed analysis of the transaction.

a)	Classification of warrants under US GAAP

The Company first considered whether the warrants issued were within the scope of FAS 150. The warrants do not have any terms or conditions that required the company to settle the warrants in cash through a put, a repurchase of the underlying shares or any amount indexed to the common shares of the Company. Further the warrants were exercisable into a fixed number of shares. Accordingly, the Company concluded the warrants were not within the scope of FAS 150.

The Company considered the classification of the warrants in accordance with EITF 00-19. The warrants only require physical settlement; neither the company nor the holder can require net-share or net-cash settlement of the warrants. The company also considered the conditions set out in EITF 00-19, paragraphs 14 to 32 and concluded the warrants meet the conditions for equity classification for the following reasons:

	(i)	There was no requirement for the Company to settle the warrants with registered shares or to issue a prospectus to qualify the shares;

	(ii)	The Company’s authorized common shares are unlimited without par value;

	(iii)	The maximum number of shares to be issued under the warrants was fixed and could be issued from treasury without further approvals;

	(iv)	There was no requirement to make a cash payment to the holders if the Company did not make timely filings with securities regulators;

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(v)	There were no top-off or make whole provisions in the terms of the warrants;

(vi)	There were no requirements to net cash settle the warrants or underlying shares under any circumstances;

(vii)	The warrant holders did not have any rights of a creditor in the case of a bankruptcy; and

(viii)	The company was not required to post collateral at any time or for any reasons related to the warrants.

Based on the above, the Company has concluded that the warrants were not subject to accounting for derivatives under FAS 133 as the warrants met the paragraph 11a scope exception. Based on this conclusion, the company concluded the warrants should be accounted for in accordance with APB 14.

b)	Allocation of proceeds between warrants and convertible debenture

APB 14 requires the proceeds received on the transaction to be allocated between the warrants and convertible debt using a relative fair value of the two securities at the date of issuance. During 2005, the Company did not independently determine the fair value of the convertible debenture; however, the Company believes that due to the low fair value of the warrants, the amount allocated to the debenture would not be materially different than the proceeds less the fair value of the warrants.

c)	Embedded conversion and other features

The interest rate was fixed with the exception of the right to receive additional interest if the debt was called by the company between March 22, 2006 and December 22, 2006. The Company can repay the debt. We believe the economic characteristics and risks of these features are clearly and closely related to economic characteristics and risks of a debt instrument. The additional feature that warranted further consideration was the conversion option.

We considered whether the convertible debenture was a conventional convertible debt instrument as described in paragraph 4 of EITF 00-19 and EITF 05-2. Since the number of shares the holders would receive was either 500,000 or 454,545 depending on the time of conversion, the Company concluded that the condition to receive a fixed number of shares was not met. Therefore, the instrument was considered not to be conventional.

The conversion option only required physical settlement. The holder was not entitled to any net-share or net-cash settlement indicating the conversion option had the characteristics of an equity instrument. In

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addition, the Company concluded the conditions for equity classification in EITF 00-19, paragraphs 14 to 32, were met for the following reasons:

(i)	There is no requirement on conversion for the Company to issue registered shares or to issue a prospectus to qualify the shares;

(ii)	The Company’s authorized common shares are unlimited without par value;

(iii)	The maximum number of shares to be issued upon conversion is 500,000 and can be issued from treasury without further approvals;

(iv)	There is no requirement to make cash payment to the holders if the Company does not make timely filings with securities regulators;

(v)

There are no top-off or make whole provisions in the terms of the convertible debt that would require the Company to make payments if the Company’s share price is less than the conversion exercise price;

(vi)	There are no requirements to net cash settle the shares issued under the convertible debt under any circumstances;

(vii)	The holders of the convertible debt only have creditor rights with respect to the debt instrument and not by virtue of their conversion rights in the case of a bankruptcy; and

(viii)	The company is not required to post collateral at any time or for any reasons related to the convertible debt.

Based on the above analysis, the Company concluded that the conversion option is not subject to accounting as a derivative under FAS 133.

d)	Beneficial conversion feature analysis

In accordance with EITF 98-5 and EITF 00-27, the maximum number of shares that were issuable by the Company was 500,000 at the date the transaction closed based on the initial conversion price of $2.00. If the holder did not convert within the first year, the number of shares that could be received would be reduced to 454,545 shares.

Based on the maximum number of shares that holders could receive, the Company determined the effective conversion price to be $1.90 (amount allocated to convertible debentures as noted in (b) above divided by 500,000 shares). The market price of the Company’s stock on December 21, 2005 was $1.15, well below the effective conversion price. Accordingly we concluded that there was no beneficial conversion feature at the time of issuance.

e)

Under US GAAP, the financing costs should have been limited to the cash costs as warrants issued to the investor are not considered financing costs. Further, these costs should have been allocated between the convertible debt and the warrants.

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f)

As a result of the analysis above, we have determined that deferred financing costs were overstated and the contributed surplus was overstated. The following table shows the Canadian GAAP balance, the US GAAP balances as originally reported and the US GAAP balances based on the above analysis:

		U.S. GAAP
	Canadian
	GAAP	As Reported	Adjusted
Deferred financing expense	$82,779	$82,779	$30,340
Debenture payable	$(949,185)	$(949,185)	$(949,185)
Contributed surplus (1)	$(101,630)	$(101,630)	$(49,191)

(1) For Canadian GAAP, include both the warrants and the conversion option; under U.S. GAAP includes the warrants.

g)

Accordingly, under US GAAP, as at December 31, 2005, total assets and shareholders equity should have been $9.962 million and $7,001 million compared to the amount reported of $10,015 million and $7,054 million, respectively. We believe these differences are not material and do not propose to restate our reconciliation to US GAAP for these differences. As these securities were only issued on December 21, 2005, the impact on the results of operations would not be material.

Accounting before inducement to convert

During 2006, under Canadian GAAP, the Company recorded through interest expense the cash interest paid and payable at 12%, the accretion of the debenture such that the carrying value of the debenture would be $1 million at maturity and the amortization of deferred financing costs over the contractual term of the debenture. Similar accounting would be required under US GAAP. However, as the deferring financing costs were overstated for US GAAP, the loss for 2006 under US GAAP would be overstated by $26,220. We believe this amount is not material to the US GAAP loss for 2006 as the amount is less than 1% of the loss.

Accounting for inducement

Under Canadian GAAP, the settlement of the convertible debenture at the end of 2006 was accounted for as in inducement to convert. Canadian GAAP requires any additional shares issued to induce the conversion be accounted for at fair value. This incremental value is charged to expense and deficit. The amount charged to expense is the difference at the date of the inducement between the fair value of a nonconvertible debt at current rates for the remaining term and its carrying amount with the residual charged to retained earnings.

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Under US GAAP, the Company applied the guidance in FAS 84 which requires the Company to expense the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of the securities issuable under the original conversion terms. Under the original conversion terms, the holders were entitled to 454,545 common shares which had an aggregate market value as at December 31, 2006 of $206,818 based on the share price of $0.455. The holders received 1,333,334 shares which had an aggregate market value of $606,667. The difference of $399,849 would be an expense under US GAAP. The Canadian GAAP loss included a charge of $29,778 and the US GAAP reconciliation of the loss included an additional $370,071 resulting in an aggregate US GAAP expense of $399,849.

The US GAAP note for loss has correctly reflected the US GAAP treatment; however, we have determined that the reconciliation of shareholders equity from Canadian GAAP to US GAAP in note 21 is in error as follows:

(i)

There should not have been any adjustment to contributed surplus as no amounts related to the conversion options remained within contributed surplus under Canadian GAAP as at December 31, 2006 and there should be no contributed surplus under US GAAP as a result of the origination or settlement of the convertible debt;

(ii)	There should not have been an adjustment to deficit in the amount of $370,071 as Canadian GAAP already included the amount as a direct charge against the deficit.

As both the amounts included in the reconciliation of shareholders equity from Canadian GAAP to US GAAP offset each other and have a net impact of $nil on shareholders equity under US GAAP, we do not propose revising the information in the financial statements as filed; however, we will make changes to our 2006 reconciliation when we file our 2007 Annual Report on form 20-F. We will also make appropriate adjustments to our descriptions of the GAAP differences as they were originally reported.

6.

We note the December 21, 2005, June 21, 2006 and March 22, 2007 transactions related to Terra-Kleen described in Note 9. As we note no Canadian GAAP to US GAAP reconciling adjustments related to the transactions, explain how your accounting under Canadian GAAP is consistent with US GAAP, including SFAS 141 and EITF 99-12.

Response - The terms of the consideration payable in the transaction were as follows:

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a)

On closing - US$500,000 payable in common shares to be determined by converting the US$ amount to Canadian $ (“C$”) on the day before closing and dividing this C$ amount by the greater of C$2.50 or the average closing price of the Company shares for ten trading days before closing;

b)

Six months after closing – US$500,000 payable in common shares to be determined by converting the US$ amount to C$ on the day before payment and dividing this C$ amount by the average closing price of the Company shares for 20 trading days before closing; and

c)

contingent payments based on revenue (lesser of $500,000 or amounts over a three year period from closing) payable in cash, all net profits of the business after an aggregate of US$2.0 million for a period of three years payable in cash and shares and 10% of a specified receivable upon its collection payable in cash.

The shares issued under a) and b) were to be placed in escrow and released over time at the rate of 10% of the original amount issued every three months.

With respect to the first component of the consideration referred to under (a) we considered paragraph 7 of EITF 99-12 which indicates the measurement date is the earliest date on which the subsequent application of the formula does not result in a change in the number of shares or the amount of other consideration. This would have occurred on the day before closing which was December 20, 2005. The US$ amount was translated into C$586,7000 based on the Bank of Canada noon rate of 1.1734 and divided by C$2.50 as the shares of the company for the ten trading days prior to closing were below the fixed amount. This resulted in the 234,680 shares issued which was measured based on the share price on the date of closing which was $1.15. We believe this method is consistent with the requirements of FAS 141 and EITF 99-12. Canadian GAAP requires the same method; accordingly, no GAAP difference resulted with respect to this component of the consideration. The Company did not adjust the amount for the escrow restrictions placed on the shares.

The Company originally reported the consideration for the second component in its 2005 20-F at $584,750 which approximated the C$ equivalent per of the full amount due in six months. When preparing the 2006 financial statements, the Company changed this amount to reflect the value of the share issued on the settlement date. The Company has determined that neither of these methods was appropriate under either Canadian or US GAAP.

For both US GAAP and Canadian GAAP, the second component of consideration was accounted for as a liability. Canadian GAAP requires an instrument for which a fixed amount or an amount that fluctuates in response to changes in a variable other than the market price of an entity’s stock that must be settled by

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delivery of the Company’s stock to be classified as a liability. This is similar to the requirement under FAS 150, paragraph 12. Accordingly, we do not believe there is a difference in accounting principles between Canadian and US GAAP for this component. However, both Canadian GAAP and FAS 141, paragraph.20, require liabilities incurred by an acquiring company to be measured at fair value. FAS 150, paragraph 23, requires financial instruments within the scope of FAS 150 to be measured initially at fair value. Using a discount rate of 15% (the same effective rate as used to discount the liability component of the convertible debenture) and the Bank of Canada noon rate 1.1695, the amount of the liability would have been approximately $545,000 on the acquisition date. This amount does not reflect any adjustment for the fact that the shares issuable were to be held in escrow for an extended period. Accordingly, the consideration included in the cost of the purchase was overstated by approximately $39,750 as at December 31, 2005 and $13,150 as at December 31, 2006. We believe this overstatement of the cost of the purchase is not material compared to total cost of $1.067 million and total assets acquired of $3.05 million to warrant any adjustment.

The liability was settled on June 21, 2006 at using the noon rate of the Bank of Canada on June 20, 2006 of 1.1163 and the average trading value for the Company shares for a 20 days period prior to the settlement date. The C$ equivalent of the liability was $558,150 and the average share price was $0.93 resulting in the 600,161 share being issued. On June 21, 2006, the market value of the stock was $0.88 with the average trading price for the period of two days before and after the date being $0.91. Using the average trading value, the fair value of the settlement would have been approximately $546,000. This value does not reflect any adjustment for the fact that the shares were subject to an escrow arrangement. The Company did not record any expense or income related to this liability during the period it was outstanding under either GAAP. Based on the value of the liability of $545,000 as of the acquisition date and the value of the liability on settlement of approximately $546,000, for the year ended December 31, 2006, we believe that there was not a material misstatement of the loss under either GAAP related to this liability.

The third component of the purchase price consisted of contingent payments. As the former sole shareholder of Terra-Kleen continued to be employed by the Company and paid compensation which the Company believed was commensurate with the service being provided, the Company did not consider these payments to be compensatory. Accordingly, the payment amounts were accounted for as contingent consideration under CICA 1581, paragraph 31 (the applicable Canadian GAAP section), and FAS 141 paragraph 28. During the period from acquisition date to the date that the Company entered into a settlement agreement with the former shareholder, an amount of $35,000 had accrued and was included in the cost of the purchase in 2006.

On March 22, 2007, the seller and the Company entered into an agreement to amend the purchase agreement. At the same time, the employment agreement

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with the former shareholder was terminated. Management concluded that only the portions earned in accordance with the original agreement should be accounted for as purchase price consideration. The remainder was charged to the loss as they had not been earned in accordance with the contingent earn-outs provisions of the purchase agreement. Even though the Company only announced the amendment and termination on March 26, 2007, the two parties were in active discussions prior to December 31, 2006.

In preparing this response, the Company has determined that the costs accrued for the termination of the employment of the former owner of Terra-Kleen and the contingent payments arrangement under the purchase agreement should not have been accrued as of December 31, 2006 as the conditions for recognizing termination benefits under EIC 134 (Canadian GAAP) and FAS 146 and the termination of other contracts under EIC 135 (Canadian GAAP) and FAS 146 has not been met as at December 31, 2006. These costs amounting to $256,785 were included in the 2006 statement of operations. The Company has considered this misstatement individually and in aggregate with other unadjusted items noted and concluded these amounts are not material to the Company’s loss or shareholders equity as the amounts are less than 5% of the loss for 2006 and less than 2% of shareholders’ deficit as at December 31, 2006. Further, the Company believes this amount is not qualitatively material as the item does not mask any change in or trend of actual or expected losses; the Company has reported losses in the current and prior years and expected at the time the amount was recorded to report losses in 2007; the item does not affect actual or expected compliance with any laws, regulatory requirements, covenants or other contractual arrangements in the current or subsequent years, respectively; and the item does not affect management compensation in the current or subsequent years. Accordingly, the Company is not proposing to reflect any adjustment to 2007 for this item.

Prior Years Restatement

7.	Tell us why the restatement relating to the acquisitions of SESI and Contech resulted in an increase of $2,585,461 to the opening shareholders; equity as at January 1, 2005 under U.S. GAAP.

Response - The number in the sentence was transcribed in error, but the information in the tables in the note is properly stated, except as noted above under our response to your comment. Accordingly the Company does not believe it is necessary to reissue the financial statements included in the 2006 Annual Report on Form 20-F. Further, the restatement note will no longer be required in the financial statements included in the 2007 Annual Report on Form 20-F.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense

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in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonic Technology Solutions Inc.

Per:

“Lisa Sharp”

Lisa Sharp, CGA
Chief Financial Officer

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